EXHIBIT (A)(9)

                                                           FOR IMMEDIATE RELEASE

                      TREDEGAR ANNOUNCES SELF-TENDER OFFER

     RICHMOND, Va., January 14, 1998 -- The board of directors of Tredegar Industries, Inc. (NYSE:TG) today authorized a "Dutch auction" self-tender offer for up to 1,250,000 shares of the company's common stock. The tender price range will be $58.00 to $65.00 per share. The offer is expected to begin on January 16 and is subject to the terms and conditions described in the offering materials.

     As of January 12, Tredegar had 12,388,345 shares of common stock outstanding. The closing price for Tredegar common stock on January 13 was $58.94.

     Under terms of a Dutch auction offer, shareholders are given an opportunity to specify prices, within a stated price range, at which they are willing to tender shares. Upon receipt of the tenders, Tredegar will select a final price that enables it to purchase up to the stated amount of shares from those shareholders who agreed to sell at or below the company-selected price.

     Tredegar said the offer will give shareholders who are considering the sale of all or a portion of their shares an opportunity to determine the price, within a range, at which they are willing to sell. If Tredegar purchases their shares, sellers will avoid the normal transaction costs associated with market sales. The company is not making any recommendation to its shareholders regarding the tendering of shares.

     The dealer manager for the offer is Schroder & Co. and the information agent is Georgeson & Co.

     In a separate news release, Tredegar announced improved fourth-quarter and year-end earnings for 1997.

     Tredegar Industries is a manufacturer of plastics and aluminum extrusions with interests in drug discovery and other emerging technologies.